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                                                                    EXHIBIT 99.2

FOR IMMEDIATE RELEASE

ENERGY WEST INCORPORATED
PRESS RELEASE

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GREAT FALLS, MONTANA, JULY 23, 2001

         ENERGY WEST INCORPORATED (EWST) announced that, following a hearing on July 19, 2001, U.S. District Court Judge for the District of Montana Donald W. Molloy stayed further proceedings in the lawsuit instituted by Energy West Resources, Inc. (EWR), a wholly owned subsidiary of EWST, against PPL-Montana, LLC (PPLM) with regard to a wholesale electricity supply agreement between EWR and PPLM. Previously, the court had granted a temporary restraining order preventing PPLM from terminating the agreement.

         The court stayed the proceedings based on an agreement by PPLM that it would not terminate the wholesale electricity agreement with EWR pending further proceedings before the Federal Energy Regulatory Commission (FERC).

         PPLM has taken the position that EWR has breached the agreement, and that PPLM has the right to terminate delivery of electric power to EWR and is entitled to recover damages from EWR for such alleged breaches. EWR has denied that it breached the agreement, and has asserted that PPLM does not have the right to terminate the agreement and is not entitled to recover damages from EWR.

         EWR Vice President Steve Powers stated "When the parties entered into this agreement, EWR agreed to accept the price risk on any differences between actual usage by EWR's customers and the amount of power scheduled under the agreement. Now that wholesale market prices have increased dramatically, PPLM appears to be demanding the benefit of those increases even though PPLM did not agree to take the price risk related to scheduling. EWR believes that it has fully complied with the agreement with PPLM, and intends to vigorously oppose PPLM's attempts to terminate the supply of power prior to the expiration date set forth in the agreement."

         This press release contains forward-looking statements that involve risks and uncertainties. The actual results of ENERGY WEST Resources and ENERGY WEST Incorporated could differ materially from the expected results because of a variety of factors, including business conditions and the state of the general economy, particularly the utility and energy industries, energy prices, the results of any litigation or regulatory proceedings relating to the PPLM contract dispute, the competitive environment within the utility industry and changes in laws and regulations that govern the Company's business, particularly energy regulations.

For additional information, please contact:

         John Allen, Corporate Counsel, 406-791-7503, jcallen@ewst.com

         Edward J. Bernica, Vice President, CFO and COO, 406-791-7543, ejbernica@ewst.com

Our toll-free number is 1-800-570-5688. Our web address is www.ewst.com

Our address is P.O. Box 2229, Great Falls MT 59403-2229.